UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

Coca-Cola Andina
75 YEARS
Coca-Cola Andina

Earnings Release
4Q22

Coca-Cola

January 30, 2023
Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

Conference Call Information
Tuesday, January 31, 2023
11:00 am Chile – 09:00 am EST
Dial-IN Participants
U.S.A. 1(877) 830-2596
International (outside U.S.A.) 1(785) 424-1744
Access Code: ANDINA
Webcast
https://event.choruscall.com/mediaframe/webcast.html?webcastid=SpsPuQNQ
Replay
U.S.A. 1-800-654-1563
International (outside U.S.A.) 1-862-902-0129
Access Code: 12270707
Replay available until February 15, 2023
Audio
Available at www.koandina.com
Wednesday, February 1, 2023

Coca-Cola ANDINA

EXECUTIVE SUMMARY

The quarter closed with consolidated Sales Volume of 250.9 million unit cases*, an increase of 4.5% compared to the same quarter of the previous year. Accumulated consolidated Sales Volume reached 873.6 million unit cases, which represents an increase of 5.5% compared to the previous year. Excluding wine volume in Chile, which we began commercializing in November 2021, volume increased 5.1% in the period.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 789,934 million in the quarter, an increase of 21.2% over the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 2,656,878 million, an increase of 19.9% over the previous year.

•	Consolidated Operating Income* reached CLP 115,042 million in the quarter, an increase of 14.8% over the same quarter of the previous year. Accumulated consolidated Operating Income was CLP 345,144 million, an increase of 18.0% over the previous year.

•	Consolidated Adjusted EBITDA* increased 16.1% over the same quarter of the previous year, reaching CLP 148,257 million in the quarter. Adjusted EBITDA margin reached 18.8%, a contraction of 84 basis points from the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA was CLP 464,510 million, an increase of 16.9% compared to the previous year. Adjusted EBITDA margin for the period was 17.5%, a contraction of 44 basis points from the previous year.

•	Net Income attributable to the owners of the controller for the quarter was CLP 45,194 million, a 36.9% decrease from the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 125,498 million, which represents a decrease of 18.9% compared to the previous year.

SUMMARY OF RESULTS FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31. 2022

(Figures in million CLP)	4Q21	4Q22	Var %	FY21	FY22	Var %
Sales Volume (Million Unit Cases)	240.1	250.9	4.5%	828.3	873.6	5.5%
Net Sales	651,498	789,934	21.2%	2,216,733	2,656,878	19.9%
Operating Income*	100,235	115,042	14.8%	292,438	345,144	18.0%
Adjusted EBITDA*	127,751	148,257	16.1%	397,213	464,510	16.9%
Net income attributable to the owners of the controller	71,658	45,194	-36.9%	154,698	125,498	-18.9%

Comment of the Chief Executive Officer. Mr. Miguel Ángel Peirano

"As in the other quarters of 2022, we closed the fourth quarter with solid financial results. The Company's sales reached 789.934 billion Chilean pesos, reflecting an increase of 21.2% over the same quarter of the previous year, explained by sales growth in the four countries we operate in and leveraged on a positive translating effect. Consolidated Adjusted EBITDA reached 148.257 billion Chilean pesos, an increase of 16.1% compared to 4Q21, explained by the results of Brazil, Argentina and Chile, as well as by the aforementioned translating effect.

For the Company, as important as the financial results, are the achievements we made in ESG issues during 2022. One of the main focuses was to improve the water use ratio, which we managed to lower in Chile, Brazil and Argentina, highlighting the case of Chile, which went from 1.95 liters of water/liter of beverage produced in 2021 to 1.84 in 2022, with figures in this fourth quarter of 1.74, mainly due to optimizations in the water filtration systems of our wells, in addition to the implementation of more efficient washing processes. Regarding packaging, in both Argentina and Paraguay we used the first bottles with 100% recycled Pet resin, while Pet recovery levels exceeded 35% in both Brazil and Paraguay. In Chile, we continue to work on the construction of the Pet recycling plant in conjunction with Coca-Cola Embonor, where we plan to start production during 2024. In Chile, our Renca and Antofagasta plants are operating with 100% renewable electric energy, while in Brazil we increased the use of renewable electric energy by 16%, with the incorporation of contracts in our distribution centers.

Finally, in December we were ratified in the Dow Jones Chile Index for the seventh consecutive year, and in the Dow Jones Sustainability Index MILA Pacific Alliance for the sixth consecutive year. The commitment and perseverance that we have dedicated to these issues allowed us to be the best ranked Latin American company, and to be among the top 5 global companies in our industry.

*Definitions used are contained in the Glossary on page 16 of this document.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

We are projecting a Capex of USD 250 million for 2023, which will be invested mainly in 3 projects (i) the expansion and adaptation of infrastructure in Brazil, for the manufacture and storage of new products, including the acquisition of a state-of-the-art mixed production line, capable of producing beer and non-alcoholic beverages, which would be operational in early 2025; (ii) a new production line for returnable bottles in Argentina, operational in 2024; and (iii) the joint project with Coca-Cola Embonor for a Pet resin recycling plant in Chile, operational in 2024. On the other hand, we will continue with our investments in returnable bottles and cases, as well as in cold equipment to be installed in the points of sale that require it, thus supporting our on-premise and traditional channel customers. We are projecting a very similar figure for 2024. It is important to mention that this Capex projection for 2023 and 2024 is constantly evaluated and monitored, and is subject to change based on the macroeconomic situations of the countries in which we operate."

BASIS OF PRESENTATION

Figures in the following analysis are set according to IFRS, in nominal Chilean pesos, for consolidated results as well as for the results of each of our operations. All variations regarding 2021 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29 translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. The local currency figures for both 2022 and 2021 referred to in the Argentina sections are all expressed in December 2022 currency.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

When we refer to "Argentina", we mean our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", we mean our subsidiaries Embotelladora Andina S.A., VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 4th Quarter 2022 vs. 4th Quarter 2021

(Figures in million CLP)	4Q21	4Q22	Var %
Net Sales	651,498	789,934	21.2%
Operating Income	100,235	115,042	14.8%
Adjusted EBITDA	127,751	148,257	16.1%
Net income attributable to the owners of the controller	71,658	45,194	-36.9%

During the quarter, consolidated Sales Volume was 250.9 million unit cases, which represented an increase of 4.5% compared to the same period of 2021, explained by the volume increase in the operations in Argentina, Brazil and Paraguay, partially offset by the volume decrease in the Chilean operation. The Non-Alcoholic Beverages Segment represented 94.8% of consolidated Sales Volume and grew by 5.2%, explained by the growth of the Segment in Brazil, Argentina and Paraguay, while Chile showed no variation. The Alcoholic Beverages Segment represented 5.2% of total volume and decreased 7.1%, which was explained by the reduction of the Segment's volume in the Brazilian and Chilean operations. Transactions totaled 1,394.5 million in the quarter, which represents an increase of 7.5% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 789,934 million, an increase of 21.2%, explained by the growth in revenues in the four countries in which we operate and by the effect of translating figures.

Consolidated Cost of Sales increased by 22.1%, which is mainly explained by (i) the greater volume sold of products with higher unit cost in Argentina, Chile and Paraguay, (ii) the increase in sales volumes in Argentina and Brazil, (iii) the devaluation of the Argentine peso, the Chilean peso and the guarani on dollarized costs, (iv) a higher cost of Pet resin and sugar in Brazil, Chile and Paraguay, (v) a higher cost of concentrate due to price increases, mainly in Brazil and Chile, and (vi) the effect of translating figures into Chilean pesos. This was partially offset by lower sugar costs in Argentina.

Consolidated Distribution Costs and Administrative Expenses increased 23.2%, which is mainly explained by (i) increased distribution expenses due to higher tariffs, (ii) higher labor expenses, (iii) higher marketing expenses in Paraguay and (iv) the effect of translating figures to Chilean pesos. This was partially offset by lower marketing expenses in Argentina, Brazil and Chile.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

The aforementioned effects led to a consolidated Operating Income of CLP 115,042 million, an increase of 14.8%. Operating Margin was 14.6%.

Consolidated Adjusted EBITDA reached CLP 148,257 million, an increase of 16.1%. Adjusted EBITDA Margin was 18.8%, a contraction of 84 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 45.194 million, a decrease of 36.9% and Net Margin was 5.7%, a contraction of 528 basis points.

ARGENTINA: 4th Quarter 2022 vs. 4th Quarter 2021

	4Q21	4Q22	Var %	4Q21	4Q22	Var %

	(Figures in million CLP)			(Figures in million ARS of December 2022)
Net Sales	166,200	202,411	21.8%	39,806	41,898	5.3%
Operating Income	13,959	19,867	42.3%	3,343	4,112	23.0%
Adjusted EBITDA	22,831	28,789	26.1%	5,468	5,959	9.0%

Sales Volume in the quarter increased 3.3%, reaching 58.4 million unit cases, explained by an increase in volume in all categories. Transactions reached 276.7 million, an increase of 6.6%, due to the recovery of immediate consumption packaging.

Net Sales amounted to CLP 202,411 million, an increase of 21.8%. In local currency, they increased by 5.3%, which was mainly explained by the aforementioned increase in volume and by the increase in the average revenue per unit case sold, as a result of the price increases made, and by the recovery of sales of immediate consumption packaging.

Cost of Sales increased 16.1%, while in local currency it increased 0.3%, which is mainly explained by (i) the increase in volume sold, (ii) a change in the mix towards products of higher unit value and (iii) the negative effect of the devaluation of the Argentine peso on our dollarized costs. This was offset by a lower sugar cost.

Distribution Costs and Administrative Expenses increased 25.8% in the reporting currency, while in local currency they increased 8.8%, which is mainly explained by (i) increased labor expenses and (ii) higher freight costs, due to higher tariffs. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 19,867 million, an increase of 42.3% compared to the same period of the previous year. Operating Margin was 9.8%. In local currency Operating Income increased 23.0%.

Adjusted EBITDA amounted to CLP 28,789 million, an increase of 26.1%. Adjusted EBITDA margin was 14.2%, an expansion of 49 basis points, Adjusted EBITDA in local currency increased 9.0%.

BRAZIL: 4th Quarter 2022 vs. 4th Quarter 2021

	4Q21	4Q22	Var %	4Q21	4Q22	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	130,601	192,836	47.7%	881	1,112	26.2%
Operating Income	23,849	30,463	27.7%	161	177	10.1%
Adjusted EBITDA	30,141	39,558	31.2%	203	228	12.5%

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Sales Volume for the quarter reached 80.2 million unit cases, an increase of 12.9%, explained by the increase in the Soft Drinks, Waters and Juices and Other Non-Alcoholic categories, partially offset by the volume decrease in the Beer and Spirits category. The Non-Alcoholic Beverages Segment represented 98.6% of total sales volume, and grew by 13.8%, which was explained by the growth of all the Segment's categories. The Alcoholic Beverages Segment represented 1.4% of total volume and decreased 26.1%. Transactions amounted to 438.0 million, an increase of 12.5%.

Net Sales amounted to CLP 192,836 million, an increase of 47.7%. In local currency, Net Sales increased 26.2%, which was mainly explained by the aforementioned increase in volume and the increase in the average revenue per unit case sold. Net Sales of the Non-Alcoholic Beverages segment increased 29.3% in local currency, representing 95.5% of total sales. Net Sales of the Alcoholic Beverages Segment decreased 16.7% in local currency, representing 4.5% of total sales.

Cost of Sales increased 55.7%, while in local currency it increased 32.7%, which is mainly explained by (i) the higher sales volume, (ii) a higher cost of raw materials, such as sugar, resin and aluminum, and (iii) a higher cost of concentrate due to price increases. This was partially offset by a lower exchange rate, which has a positive impact on our dollarized costs.

Distribution Costs and Administrative Expenses increased 42.7% in the reporting currency. In local currency, they increased 21.8%, which is mainly explained by (i) increased labor expenses, and (ii) higher distribution expenses, both due to higher volumes and higher tariffs. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 30,463 million, an increase of 27.7%. Operating Margin was 15.8%. In local currency, Operating Income increased 10.1%.

Adjusted EBITDA reached CLP 39,558 million, an increase of 31.2% over the previous year. Adjusted EBITDA margin was 20.5%, a contraction of 257 basis points. In local currency, Adjusted EBITDA increased 12.5%.

CHILE: 4th Quarter 2022 vs. 4th Quarter 2021

	4Q21	4Q22	Var %

	(Figures in million CLP)
Net Sales	299,429	332,666	11.1%
Operating Income	48,035	51,332	6.9%
Adjusted EBITDA	57,651	62,858	9.0%

During the quarter, Sales Volume reached 90.7 million unit cases, a decrease of 0.7%, explained by the volume decrease in the Soft Drinks, Juices and other non-alcoholic beverages and Beer and Spirits categories, partially offset by the volume increase in the Water category. Transactions reached 549.2 million, an increase of 4.5%, explained by an increase in the mix of single-serve beverages, which was leveraged by an improvement in the on-premise sales channel. Sales Volume excluding the Wine category, which we began commercializing in November 2021, decreased by 1.0%. The volume of the Non-Alcoholic Beverages Segment did not record any variation with respect to the same quarter of the previous year and represented 87.0% of total Sales Volume. The volume of the Alcoholic Beverages Segment represented 13.0% of total Sales Volume, and decreased 5.0%, explained by the beer category. Excluding Wine, the volume of the Alcoholic Beverages Segment decreased 7.8%.

Net Sales reached CLP 332,666 million, a growth of 11.1%, which is mainly explained by the increase in the average revenue per unit case sold, as a result of price increases, partially offset by the aforementioned decrease in volumes. Net Sales excluding the Wine category, which we began commercializing in November 2021, increased 10.3%. Net Sales of the Non-Alcoholic Beverages segment increased 16.4%, representing 76.4% of total sales. Net Sales of the Alcoholic Beverages Segment decreased 3.2%, representing 23.6% of total sales. Excluding Wine, the Alcoholic Beverages Segment's sales decreased 6.7%.

Cost of Sales increased 12.2%, which is mainly explained by (i) increased sales in the Wine category, which has a high cost per unit case, (ii) the increase in the cost of certain raw materials, particularly resin and sugar, (iii) the devaluation of the exchange rate, which has a negative effect on dollarized costs, and (iv) a higher cost of concentrate due to price increases.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Distribution Costs and Administrative Expenses increased 11.1%, which is mainly explained by (i) an increased expense for distribution and hauling, as a result of higher tariffs, and (ii) a higher expense in labor and services provided by third parties. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 51,332 million, 6.9% higher when compared to the previous year. Operating Margin was 15.4%.

Adjusted EBITDA reached CLP 62,858 million, an increase of 9.0%. Adjusted EBITDA Margin was 18.9%, a contraction of 36 basis points.

PARAGUAY: 4th Quarter 2022 vs. 4th Quarter 2021

	4Q21	4Q22	Var %	4Q21	4Q22	Var %

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	56,474	63,418	12.3%	467,140	503,558	7.8%
Operating Income	16,429	15,463	-5.9%	135,293	123,670	-8.6%
Adjusted EBITDA	19,165	19,136	-0.1%	157,978	152,655	-3.4%

During the quarter, Sales Volume reached 21.7 million unit cases, an increase of 1.7%, explained by the increase in volume of all categories. Transactions reached 130.6 million, an increase of 6.9%, explained by a higher single-serve consumption mix.

Net Sales amounted to CLP 63,418 million, an increase of 12.3%. In local currency, Net Sales increased 7.8%, which was mainly explained by a higher average revenue per unit case sold and by the aforementioned volume increase.

Cost of Sales in the reporting currency increased 18.7%. In local currency, it increased 13.3%, which is mainly explained by (i) a change in the mix towards higher unit cost products, (ii) a higher cost of raw materials such as sugar, fructose and Pet resin, and (iii) the devaluation of the guarani over our dollarized costs.

Distribution Costs and Administrative Expenses increased 23.0%, and in local currency increased 18.2%. This is mainly explained by (i) increased distribution expenses, due to higher tariffs, (ii) a higher expense in labor and services provided by third parties, and (iii) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 15,463 million, 5.9% lower when compared to the previous year. Operating Margin reached 24.4%. In local currency, Operating Income decreased 8.6%.

Adjusted EBITDA reached CLP 19,136 million, a decrease of 0.1%, and Adjusted EBITDA Margin was 30.2%, a contraction of 376 basis points. In local currency, Adjusted EBITDA decreased 3.4%.

ACCUMULATED RESULTS: Full year ended December 31, 2022 vs. Full year ended December 31, 2021

Consolidated Results

(Figures in million CLP)	FY21	FY22	Var %
Net Sales	2,216,733	2,656,878	19.9%
Operating Income	292,438	345,144	18.0%
Adjusted EBITDA	397,213	464,510	16.9%
Net income attributable to the owners of the controller	154,698	125,498	-18.9%

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Consolidated Sales Volume was 873.6 million unit cases, which represented an increase of 5.5% compared to the same period of 2021, explained by the increase in volume in all the countries where we operate. The Non-Alcoholic Beverages Segment represented 94.7% of consolidated Sales Volume and grew by 7.8%, explained by the growth of the Segment in all the countries where we operate. The Alcoholic Beverages Segment represented 5.3% of total volume and decreased 23.8%, which was mainly explained by the reduction of the Segment's volume in the Brazilian operation (as a consequence of the change in the portfolio of Heineken brands we commercialize), which was partially offset by the growth of the Segment in the Chilean operation. Transactions reached 4,827.3 million, an increase of 6.6%. Consolidated Net Sales reached CLP 2,656,878 million, an increase of 19.9%.

Consolidated Cost of Sales increased by 18.4%, which is mainly explained by (i) the higher volume sold in Argentina, Chile and Paraguay, (ii) a higher cost of Pet resin in Brazil, Chile and Paraguay, (iii) a higher cost of sugar in Brazil, Chile and Paraguay, (iv) the negative effect of the devaluation of the Argentine peso and Chilean peso on dollarized costs, and (v) the effect of translating figures into Chilean pesos. This was partially offset by (i) a lower cost of sugar in Argentina and (ii) the positive effect of the appreciation of the real on dollarized costs.

Consolidated Distribution Costs and Administrative Expenses increased 24.4%, which is mainly explained by (i) an increased expense in distribution, (ii) a higher labor cost, and (iii) the effect of translating figures to Chilean pesos.

The aforementioned effects led to a consolidated Operating Income of CLP 345,144 million, an increase of 18.0%, Operating Margin was 13.0%.

Consolidated Adjusted EBITDA reached CLP 464,510 million, an increase of 16.9%. Adjusted EBITDA Margin was 17.5%, a contraction of 44 basis points.

Net income attributable to the owners of the controller was CLP 125,498 million, a decrease of 18.9%, and net margin was 4.7%.

Argentina

	FY21	FY22	Var %	FY21	FY22	Var %

	(Figures in million CLP)			(Figures in million ARS of December 2022)
Net Sales	536,955	688,705	28.3%	128,604	142,559	10.9%
Operating Income	50,327	86,499	71.9%	12,054	17,905	48.5%
Adjusted EBITDA	83,191	119,942	44.2%	19,925	24,828	24.6%

Sales Volume increased 9.1%, reaching 201.4 million unit cases, explained by the increase in volume in all categories. Transactions reached 947.3 million, an increase of 14.8%, explained by a greater mix of immediate consumption.

Net Sales amounted to CLP 688,705 million, an increase of 28.3%, while in local currency, Net Sales increased 10.9%, which was mainly explained by the aforementioned increase in volume, and to a lesser extent by the increase in the average revenue per unit case sold.

Cost of Sales increased 24.2%. In local currency, it increased 7.4%, which is mainly explained by (i) the increase in volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a change in the mix towards higher unit value products. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses increased 23.0% in the reporting currency. In local currency, these increased 6.3%, which is mainly explained by (i) increased expense in freight due to higher sales volumes, and (ii) higher labor expenses. This was partially offset by higher other operating income, which is classified under this item.

The aforementioned effects led to an Operating Income of CLP 86,499 million, an increase of 71.9%. Operating Margin was 12.6%. In local currency, Operating Income increased 48.5%.

Adjusted EBITDA reached CLP 119,942 million, an increase of 44.2%. Adjusted EBITDA margin was 17.4%, an expansion of 192 basis points. Adjusted EBITDA in local currency increased 24.6%.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Brazil

	FY21	FY22	Var %	FY21	FY22	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	539,257	636,860	18.1%	3,833	3,753	-2.1%
Operating Income	69,342	81,206	17.1%	491	479	-2.6%
Adjusted EBITDA	92,990	113,094	21.6%	659	666	1.1%

Sales Volume increased 4.4%, reaching 278.0 million unit cases, explained by the increase in the Soft Drinks, Water & Juice and Other Non-Alcoholic categories, which was partially offset by the volume decrease in the Beer & Spirits category. The Non-Alcoholic Beverages Segment represented 98.3% of total sales volume, and grew 11.6%, which was explained by the growth of all the Segment's categories. The Alcoholic Beverages Segment represented 1.7% of total volume and decreased 78.2%, which is explained by the new agreement with Heineken, by virtue of which, as of October 2021, we no longer distribute the Heineken and Amstel brands. Transactions amounted to 1,527.1 million, a decrease of 3.6%.

Net Sales reached CLP 636,860 million, an increase of 18.1%, driven by the positive effect of translating figures into Chilean pesos. In local currency, Net Sales decreased 2.1%, due to a lower average price as a result of the decrease in beer sales, partially offset by the aforementioned volume increase. Net Sales of the Non-Alcoholic Beverages segment increased 28.3% in local currency, representing 95.1% of total sales. Net Sales of the Alcoholic Beverages Segment decreased 82.4% in local currency, representing 4.9% of total sales.

Cost of Sales increased 11.7%, while in local currency it decreased 7.5%, which is mainly explained by (i) the decrease in beer volumes, which has a high unit cost, and (ii) the positive effect of the appreciation of the real on our dollarized costs. These effects were partially offset by (i) a higher cost of concentrate due to price increases, and (ii) a higher cost of raw materials, such as sugar, resin and aluminum.

Distribution Costs and Administrative Expenses increased 39.9% in the reporting currency, and in local currency increased 16.3%, which is mainly explained by (i) higher labor costs and (ii) increased distribution and hauling expenses. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 81,206 million, an increase of 17.1%. Operating Margin was 12.8%. In local currency, Operating Income decreased 2.6%.

Adjusted EBITDA reached CLP 113,094 million, an increase of 21.6% over the previous year. Adjusted EBITDA margin was 17.8%, an expansion of 51 basis points. In local currency terms, Adjusted EBITDA increased 1.1%.

Chile

	FY21	FY22	Var %
	(Figures in million CLP)
Net Sales	975,296	1,123,665	15.2%
Operating Income	135,232	134,840	-0.3%
Adjusted EBITDA	173,422	175,554	1.2%

Sales Volume reached 319.8 million unit cases, an increase of 4.2%, explained by the increase in the volume of the Water, Juices and other non-alcoholic beverages and Beer & Spirits categories, partially offset by the decrease in the volume of the Soft Drinks category. Transactions amounted to 1,904.0 million, representing an increase of 10.4%. Sales Volume excluding the Wines category, which we began commercializing in November 2021, grew by 3.0%. The Non-Alcoholic Beverages Segment represented 86.9% of total Sales Volume, and grew by 3.9%, which was explained by the growth of the Water and Juices and other non-alcoholic categories, partially offset by the volume decrease of the Soft Drinks category. The Alcoholic Beverages Segment represented 13.1% of total sales volume and grew 5.6%, explained by the growth of the Spirits and Wine categories, partially offset by the decrease in the Beer category. Excluding wine, the Alcoholic Beverages Segment decreased 3.2%.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Net Sales amounted to CLP 1,123,665 million, an increase of 15.2%, which is explained by a higher average price in the period and to a lesser extent by the aforementioned increase in Sales Volume. The higher average price for the period is mainly explained by a higher average price of the non-alcoholic categories. Net Sales of the Non-Alcoholic Beverages segment increased 17.5%, representing 75.9% of total sales. Net Sales of the Alcoholic Beverages Segment increased 8.6%, representing 24.1% of total sales. Excluding wine, the Alcoholic Beverages Segment's sales decreased 1.3%.

Cost of Sales increased 17.8%, which is mainly explained by (i) the higher volume sold, (ii) the increase in sales of the Beer and Spirits category, which have a high cost per unit case, (iii) the increase in the cost of certain raw materials, especially resin and sugar, (iv) the devaluation of the exchange rate, which has a negative effect on dollarized costs, and (v) a higher cost of concentrate due to price increases.

Distribution Costs and Administrative Expenses increased 17.4%, which is mainly explained by (i) increased distribution and hauling expenses, resulting from the higher volume sold and higher tariffs, and (ii) a higher expense in labor and services provided by third parties.

The aforementioned effects led to an Operating Income of CLP 134,840 million, 0.3% lower when compared to the previous year. Operating Margin was 12.0%.

Adjusted EBITDA reached CLP 175,554 million, an increase of 1.2%. Adjusted EBITDA Margin was 15.6%, a contraction of 216 basis points.

Paraguay

	FY21	FY22	Var %	FY21	FY22	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	169,216	212,339	25.5%	1,497,924	1,706,394	13.9%
Operating Income	43,929	49,709	13.2%	386,831	402,745	4.1%
Adjusted EBITDA	54,004	63,029	16.7%	476,646	509,070	6.8%

Sales Volume reached 74.4 million unit cases, an increase of 5.9%, explained by the increase in volume in all categories. Transactions totaled 449.0 million, an increase of 13.3%.

Net Sales amounted to CLP 212,339 million, an increase of 25.5%. In local currency, Net Sales increased 13.9%, which is explained by a higher average price, as well as the aforementioned increase in Sales Volume.

Cost of Sales increased 30.2% and in local currency increased 17.8%, which is mainly explained by (i) the higher volume sold, (ii) a change in the mix towards higher unit cost products, and (iii) a higher cost of sweeteners and Pet resin.

Distribution Costs and Administrative Expenses increased 28.9% in the reporting currency. In local currency, it increased 16.0%, which is mainly explained by (i) a higher distribution expense, due to the higher volume sold, (ii) a higher expense in labor and services provided by third parties, and (iii) a higher advertising expense.

The aforementioned effects led to an Operating Income of CLP 49,709 million, 13.2% higher when compared to the previous year. Operating Margin reached 23.4%. In local currency, Operating Income increased 4.1%.

Adjusted EBITDA reached CLP 63,029 million, 16.7% higher when compared to the previous year, and Adjusted EBITDA Margin was 29.7%, a contraction of 223 basis points. In local currency, Adjusted EBITDA increased 6.8%.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense of CLP 6,470 million, which compares to an expense of CLP 7,418 million in the same quarter of the previous year, mainly as a result of higher financial income from investments held in portfolio management.

Share of Profit or Loss of Investments Accounted for using the Equity Method account went from an CLP 1,568 million profit to a CLP 1,124 million profit, which is mainly explained by lower results of subsidiaries in Chile.

Other Income and Expenses account recorded a CLP 5,248 million loss, compared with a CLP 4,424 million loss in the same quarter of the previous year, which is mainly explained by a higher income tax expense on bank debits in Argentina.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 10,899 million loss to a CLP 15,849 million loss. This loss is mainly explained by (i) the effect in Chile of the revaluation of the Chilean peso on net assets in dollars and (ii) losses in Argentina on net liabilities in dollars.

Income Tax went from -CLP 7,129 million to -CLP 41,806 million, a variation that is mainly explained by (i) the effect of a reversal of a deferred tax liability in Brazil in 2021, which was not repeated this year, (ii) the negative tax effect of the exchange rate variation in Chile, and (iii) the higher operating income.

SUSTAINABILITY

As part of the implementation of our sustainable value creation strategy, which integrates the pillars of business growth and sustainability and aims to generate value for each of our stakeholders, during 2022 the Company implemented several initiatives with a special focus on the environmental and social areas.

During 2022, the Company continued to increase the use of recycled resin - replacing virgin resin - in its packaging, reaching 22.1% in Brazil and 14.3% in Argentina, while in Paraguay, which began to incorporate this material during the last quarter of the year, it reached 4.0%. In Chile, work has been underway since 2021 on the construction of a plant for recycling plastic bottles, which will enable the use of this resin beginning in 2024.

In relation to water and energy consumption, the company has reduced the use ratio by 15.0% and 8.5%, respectively, over the last 5 years, incorporating state-of-the-art technology in its production processes and transforming its energy matrix towards renewable sources (solar, hydraulic and wind), where possible.

One of the relevant pillars of the Company's strategy is its performance in the social area, where the initiatives implemented with collaborators, suppliers and communities neighboring our operations stand out.

The people who are part of the Andina team are fundamental, since they have the talent, knowledge and commitment necessary to solve the challenges faced by the Company. In this line, we are promoting recruitment processes free of bias and equitable hiring processes, which has allowed us to have 16.3% of women in our workforce, by 2022.

At Coca-Cola Andina we encourage the growth of our suppliers under the concept of continuous improvement and incorporating the management of issues associated with social responsibility and environmental care, among others. In this way, and during this period, we evaluated more than 350 critical suppliers for our business.

In terms of generating shared value in the territory and by articulating different actors in society, we seek to contribute to the economic and environmental development of our host communities.

During 2022, nearly 400,000 people participated in various initiatives in the Company's four operations, focusing on the implementation of programs to promote recycling and material recovery, training and development of storekeepers, environmental education workshops, and care for the environment through actions for the replacement and protection of biodiversity, among other initiatives.

These results reflect the Company's commitment and ongoing work in terms of business sustainability, with a special focus on incorporating the challenges posed by its various stakeholders.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities at the closing dates of these financial statements:

	12.31.2021	12.31.2022	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	990,986	1,161,729	170,743
Non-current assets	1,955,121	1,848,971	-106,150
Total Assets	2,946,107	3,010,701	64,594

	12.31.2021	12.31.2022	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	529,567	949,245	419,678
Non-current liabilities	1,315,126	1,178,053	-137,073
Total Liabilities	1,844,693	2,127,298	282,605

	12.31.2021	12.31.2022	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	25,270	28,143	2,873
Equity attributable to the owners of the controller	1,076,144	855,260	-220,884
Total Equity	1,101,414	883,403	-218,011

At the end of December 2022, with respect to the end of 2021, the Argentine peso and the Paraguayan guarani depreciated with respect to the Chilean peso by 70.2% and 5.3%, respectively, which generated a decrease in assets, liabilities and equity accounts, due to the effect of translating figures to the reporting currency. Additionally, the figures for Argentina, in accordance with IAS 29, prior to translating the figures, are adjusted for accumulated inflation from the end of 2021 until the end of 2022, increasing the figures in local currency by 94.8%. On the other hand, at the end of December 2022, with respect to the end of 2021, the real appreciated with respect to the Chilean peso by 7.7%, which generated an increase in assets, liabilities and equity accounts, due to the effect of translating figures.

Assets

Total assets increased by CLP 64,594 million, 2.2% compared to December 2021.

Current assets increased by CLP 170,743 million, 17.2% compared to December 2021, which is mainly explained by the increase in Other current financial assets (CLP 67,574 million), and Inventories (CLP 54,536 million) due to higher purchases of raw materials and finished products, mainly alcoholic products in the Chilean operation. In addition to the above increases, there was an increase in Current tax assets (CLP 29,102 million) due mainly to higher provisional payments in the Chilean operation.

On the other hand, non-current assets decreased by CLP 106,150 million, by 5.4% compared to December 2021, mainly due to the decrease in Other non-current financial assets (-CLP 201,779 million) due to a reclassification (to current assets) of the mark to market value of the cross currency swap of the bonds issued in 2013 in the United States, considering that they mature in October 2023. The above decrease is partially offset by the increase in Property, plant and equipment (CLP 81,842 million), which is explained by the investments made (CLP 173,675 million), mainly productive, as well as in containers and refrigeration equipment, added to the effect of translating figures and IAS 29 adjustments, and partially offset by the Depreciation account.

Liability and Equity

Total liabilities increased by CLP 282,605 million, 15.3% compared to December 2021.

Current liabilities increased by CLP 419,678 million, 79.2% compared to December 2021, mainly due to the increase in Other current financial liabilities (CLP 319,539 million) explained by the reclassification to short term of the principal of the bond issued in the United States in 2013, which matures in October 2023. In addition, there was an increase in Trade and other current accounts payable (CLP 57,392 million), due to the increase in local currencies of trade accounts payable in Chile, Paraguay and Argentina due to higher activity in 2022 compared to 2021, and higher inflation.

On the other hand, non-current liabilities decreased by CLP 137,073 million, 10.4% compared to December 2021, mainly due to the decrease in Other non-current financial liabilities (-CLP 136,247 million), which is mainly explained by the aforementioned reclassification to short-term of the bond issued in the United States in 2013. The above is partially offset by the increase in mark to market liabilities of the cross currency swaps of the bond placed in the U.S. market in January 2020 and by the increase in debt with the public due to the increase in the UF and the U.S. dollar.

Equity decreased by CLP 218,011 million, 19.8% compared to December 2021, explained by the decrease in Other reserves (-CLP 169,742 million) which decreased mainly due to the recognition of hedge derivatives, and the effect of translating negative figures of foreign subsidiaries. In addition to the decrease in Other reserves, there was a decrease in Accumulated earnings (-CLP 51,142 million), which is explained by the distribution of dividends (-CLP 274,316 million), which is partially offset by earnings obtained in the period and by the restatement of the accumulated profit in our subsidiary in Argentina, in accordance with IAS 29.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(USD million)
Total Financial Assets	602
Cash and Cash Equivalent (1)	341
Other current financial assets (1)	108
Net valuation of Hedge Derivatives (2)	153

Financial Debt	1,333
Bonds on the international market	672
Bonds on the local market (Chile)	619
Bank Debt and Others	43

Net Financial Debt	731

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers the net effect of valuations in favor of and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	42%	26%
Unidad de Fomento (CLP indexed to inflation)	19%	58%
BRL (Brazil)	18%	15%
PGY (Paraguay)	11%	0%
ARS (Argentina)	8%	0%
USD (United States)	3%	1%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATINGS
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	12.31.2021	12.31.2022	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	305,055	397,452	92,397	30.3%
Investment	-198,253	-85,168	113,084	-57.0%
Financing	-115,320	-286,963	-171,644	148.8%
Net Cash Flow for the period	-8,517	25,321	33,838	-397.3%

During the current period, the Company generated a positive net cash flow of CLP 25,321 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 397,452 million, higher than the CLP 305,055 million recorded in the same period of 2021, which is mainly due to higher collections due to the greater variety of products offered, partially offset by higher payments to suppliers and tax payments.

Investing activities generated a negative cash flow of CLP 85,168 million, with a positive variation of CLP 113,084 million with respect to the previous year, which is mainly explained by the purchase of financial instruments for CLP 54,567 million in 2021 not present in 2022, added to the fact that in the current period investments for an amount of CLP 101,191 million have been redeemed, which increased cash and cash equivalents. This is partially offset by an increase in Capex.

Financing activities generated a negative cash flow of CLP 286,963 million, with a negative variation of CLP 171,644 million with respect to the previous year, which is mainly explained by the payment of extraordinary dividends.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

MAIN INDICATORS

INDICATOR	Definition	Unit	Dec 22	Dec 21	Dec 22 vs Dec 21

LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.2	1.9	-34.6%
Acid ratio	Current Asset – Inventory Current Liability	Times	1.0	1.5	-36.1%
ACTIVITY
Investment		Million CLP	173,675	141,952	22.3%

Inventory turnover	Cost of Sales Average Inventory	Times	7.4	8.6	-13.5%
INDEBTEDNESS
Indebtedness ratio	Net Financial Debt* Total Equity*	Times	0.7	0.3	165.1%
Financial exp. coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	19.9	8.2	142.9%
Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	1.3	0.7	81.8%
PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	13.0%	16.4%	(3.4	pp)
On Total Assets	Net Income Fiscal Year (12M) Average Equity	%	4.2%	5.7%	(1.5	pp)

Liquidity

Current Liquidity showed a negative variation of 34.6% compared to December 2021, explained by the 79.2% increase in current liabilities, partially offset by the 17.2% increase in current assets.

The Acid Ratio showed a decrease of 36.1% compared to December 2021, for the reasons explained above, in addition to the increase in inventories (28.5%) in the period, due to a greater stock of finished products. Current assets excluding inventories showed an increase of 14.5% compared to December 2021.

Activity

At the end of December 2022, investments reached CLP 173,675 million, which corresponds to an increase of 22.3% compared to the same period of 2021, explained by higher investments in packaging and cold equipment, in addition to productive investments.

Inventory turnover reached 7.4 times, showing a decrease of 13.5% compared to the same period of 2021, mainly explained by the increase in average inventory by 36.9% compared to the same period of 2021, which was higher than the increase in cost of sales (18.4%).

Indebtedness

Indebtedness ratio reached 0.7 times at the end of December 2022, which corresponds to an increase of 165.1% compared to the end of December 2021. This is mainly due to the increase in net debt by 112.6%, together with a decrease in equity of 19.8%.

The Financial Expense Coverage indicator shows an increase of 142.9% when compared to December 2021, reaching 19.9 times. This is explained by a decrease in net financial expenses (rolling 12 months) by 51.9%, and the increase in Adjusted EBITDA (rolling 12 months) of 16.9% for the period.

Net financial debt/Adjusted EBITDA reached 1.3 times, which represents an increase of 81.8% compared to December 2021. This is due to the 112.6% increase in Net Financial Debt, which was higher than the increase in Adjusted EBITDA (16.9%).

* Definitions used are contained in the Glossary on page 16 of this document.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Profitability

Return on equity reached 13.0%, 3.4 percentage points lower than the indicator measured in December 2021. This result is due to the 18.9% decrease in net income for the 12-month period, together with the increase in average equity (2.3%).

Return on total assets was 4.2%, 1.5 percentage points lower than the indicator measured in December 2021, explained by the 18.9% decrease in net income for the last 12 rolling months, together with the increase in average assets (10.4%).

MACROECONOMIC INFORMATION

INFLATION
Accumulated FY22
Argentina*	94.75%
Brazil	5.79%
Chile	12.80%
Paraguay	8.12%

*Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

	Local currency/USD		CLP/local currency
EXCHANGE	(Average exchange rate*)		(Average exchange rate*)
RATES USED	4Q21	4Q22	4Q21	4Q22
Argentina	102.7	177.2	8.2	4.8
Brazil	5.58	5.26	147.91	174.00
Chile	826	915	N.A	N.A
Paraguay	6,862	7,206	0.12	0.13

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

	Local currency/USD		CLP/local currency
EXCHANGE	(Average exchange rate*)		(Average exchange rate*)
RATES USED	FY21	FY22	FY21	FY22
Argentina	102.7	177.2	8.2	4.8
Brazil	5.40	5.16	140.80	169.08
Chile	760	873	N.A	N.A
Paraguay	6,778	6,988	0.11	0.12

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Dow Jones Chile Index and Dow Jones Sustainability Index MILA Pacific Alliance

In December we were ratified in the Dow Jones Chile Index for the seventh consecutive year, and in the Dow Jones Sustainability Index MILA Pacific Alliance for the sixth consecutive year. The commitment and perseverance that we have dedicated to these issues allowed us to be the best ranked Latin American company, and to be among the top 5 global companies in our industry.

Interim Dividend 224

On January 27, 2023, the Company paid Interim Dividend 224: CLP 29.0 per Series A share; and CLP 31.9 per Series B share.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

ADDITIONAL INFORMATION

STOCK EXCHANGES WE TRADE ON
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 55.7 million people, delivering 873.6 million unit cases or 4,960 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2022. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

COCA-COLA ANDINA
4Q22 EARNINGS RELEASE
www.koandina.com

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2022. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	October-December 2022					October-December 2021
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	90.7	80.2	58.4	21.7	250.9	91.3	71.0	56.5	21.3	240.1	4.5%
Transactions (Million)	549.2	438.0	276.7	130.6	1,394.5	525.7	389.4	259.5	122.2	1,296.9	7.5%

Net sales	332,666	192,836	202,411	63,418	789,934	299,429	130,601	166,200	56,474	651,498	21.2%
Cost of sales	(218,574)	(120,508)	(107,543)	(36,319)	(481,548)	(194,884)	(77,413)	(92,638)	(30,588)	(394,318)	22.1%
Gross profit	114,092	72,328	94,868	27,099	308,386	104,546	53,187	73,562	25,886	257,180	19.9%
Gross margin	34.3%	37.5%	46.9%	42.7%	39.0%	34.9%	40.7%	44.3%	45.8%	39.5%
Distribution and administrative expenses	(62,760)	(41,865)	(75,001)	(11,635)	(191,260)	(56,511)	(29,338)	(59,603)	(9,457)	(154,908)	23.5%

Corporate expenses (2)					(2,084)					(2,038)	2.3%
Operating income (3)	51,332	30,463	19,867	15,463	115,042	48,035	23,849	13,959	16,429	100,235	14.8%
Operating margin	15.4%	15.8%	9.8%	24.4%	14.6%	16.0%	18.3%	8.4%	29.1%	15.4%
Adjusted EBITDA (4)	62,858	39,558	28,789	19,136	148,257	57,651	30,141	22,831	19,165	127,751	16.1%
Adjusted EBITDA margin	18.9%	20.5%	14.2%	30.2%	18.8%	19.3%	23.1%	13.7%	33.9%	19.6%

Financial (expenses) income (net)					(6,470)					(7,418)	-12.8%
Share of (loss) profit of investments accounted for using the equity method					1,124					1,568	-28.3%
Other income (expenses) (5)					(5,248)					(4,424)	18.6%
Results by readjustement unit and exchange rate difference					(15,849)					(10,899)	45.4%

Net income before income taxes					88,599					79,061	12.1%

Income tax expense					(41,806)					(7,129)	486.4%

Net income					46,793					71,932	-34.9%

Net income attributable to non-controlling interests					(1,599)					(274)	482.5%
Net income attributable to equity holders of the parent					45,194					71,658	-36.9%
Net margin					5.7%					11.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					47.7					75.7
EARNINGS PER ADS					286.5					454.2	-36.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2022. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-December 2022					January-December 2021
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	319.8	278.0	201.4	74.4	873.6	307.0	266.4	184.7	70.3	828.3	5.5%
Transactions (Million)	1,904.0	1,527.1	947.3	449.0	4,827.3	1,724.5	1,584.3	825.3	396.1	4,530.2	6.6%

Net sales	1,123,665	636,860	688,705	212,339	2,656,878	975,296	539,257	536,955	169,216	2,216,733	19.9%
Cost of sales	(743,227)	(403,696)	(367,880)	(118,591)	(1,628,702)	(630,862)	(361,323)	(296,090)	(91,109)	(1,375,393)	18.4%
Gross profit	380,439	233,164	320,825	93,748	1,028,177	344,434	177,934	240,865	78,107	841,340	22.2%
Gross margin	33.9%	36.6%	46.6%	44.2%	38.7%	35.3%	33.0%	44.9%	46.2%	38.0%
Distribution and administrative expenses	(245,598)	(151,958)	(234,326)	(44,040)	(675,922)	(209,202)	(108,592)	(190,538)	(34,177)	(542,509)	24.6%

Corporate expenses (2)					(7,110)					(6,393)	11.2%
Operating income (3)	134,840	81,206	86,499	49,709	345,144	135,232	69,342	50,327	43,929	292,438	18.0%
Operating margin	12.0%	12.8%	12.6%	23.4%	13.0%	13.9%	12.9%	9.4%	26.0%	13.2%
Adjusted EBITDA (4)	175,554	113,094	119,942	63,029	464,510	173,422	92,990	83,191	54,004	397,213	16.9%
Adjusted EBITDA margin	15.6%	17.8%	17.4%	29.7%	17.5%	17.8%	17.2%	15.5%	31.9%	17.9%

Financial (expenses) income (net)					(19,826)					(45,201)	-56.1%
Share of (loss) profit of investments accounted for using the equity method					1,409					3,093	-54.4%
Other income (expenses) (5)					(23,373)					(13,874)	68.5%
Results by readjustement unit and exchange rate difference					(70,551)					(33,247)	112.2%

Net income before income taxes					232,804					203,209	14.6%

Income tax expense					(104,345)					(46,177)	126.0%

Net income					128,459					157,032	-18.2%

Net income attributable to non-controlling interests					(2,961)					(2,334)	26.9%
Net income attributable to equity holders of the parent					125,498					154,698	-18.9%
Net margin					4.7%					7.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					132.6					163.4
EARNINGS PER ADS					795.5					980.6	-18.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2022.

(In local nominal currency of each period, except Argentina (3))

	October-December 2022				October-December 2021
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	90.7	80.2	58.4	21.7	91.3	71.0	56.5	21.3
Transactions (Million)	549.2	438.0	276.7	130.6	525.7	389.4	259.5	122.2

Net sales	332,666	1,111.9	41,898.4	503,558	299,429	881.4	39,805.8	467,140
Cost of sales	(218,574)	(693.8)	(22,261.1)	(288,099)	(194,884)	(522.7)	(22,187.4)	(254,197)
Gross profit	114,092	418.1	19,637.3	215,459	104,546	358.7	17,618.4	212,944
Gross margin	34.3%	37.6%	46.9%	42.8%	34.9%	40.7%	44.3%	45.6%
Distribution and administrative expenses	(62,760)	(241.3)	(15,524.9)	(91,789)	(56,511)	(198.1)	(14,275.2)	(77,650)

Operating income (1)	51,332	176.8	4,112.4	123,670	48,035	160.6	3,343.3	135,293
Operating margin	15.4%	15.9%	9.8%	24.6%	16.0%	18.2%	8.4%	29.0%
Adjusted EBITDA (2)	62,858	228.5	5,959.1	152,655	57,651	203.2	5,468.3	157,978
Adjusted EBITDA margin	18.9%	20.5%	14.2%	30.3%	19.3%	23.1%	13.7%	33.8%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2022 figures are presented in accordance to IAS 29, in December 2022 currency. 2021 figures are also presented in accordance to IAS 29, in December 2022 currency.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2022.

(In local nominal currency of each period, except Argentina (3))

	January-December 2022				January-December 2021
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	319.8	278.0	201.4	74.4	307.0	266.4	184.7	70.3
Transactions (Million)	1,904.0	1,527.1	947.3	449.0	1,724.5	1,584.3	825.3	396.1

Net sales	1,123,665	3,752.9	142,559.5	1,706,394	975,296	3,833.5	128,604.1	1,497,924
Cost of sales	(743,227)	(2,377.7)	(76,149.8)	(951,286)	(630,862)	(2,571.3)	(70,915.4)	(807,404)
Gross profit	380,439	1,375.2	66,409.7	755,109	344,434	1,262.2	57,688.7	690,520
Gross margin	33.9%	36.6%	46.6%	44.3%	35.3%	32.9%	44.9%	46.1%
Distribution and administrative expenses	(245,598)	(896.4)	(48,504.6)	(352,364)	(209,202)	(770.8)	(45,635.1)	(303,689)

Operating income (1)	134,840	478.8	17,905.1	402,745	135,232	491.3	12,053.6	386,831
Operating margin	12.0%	12.8%	12.6%	23.6%	13.9%	12.8%	9.4%	25.8%
Adjusted EBITDA (2)	175,554	666.1	24,827.6	509,070	173,422	659.0	19,924.7	476,646
Adjusted EBITDA margin	15.6%	17.7%	17.4%	29.8%	17.8%	17.2%	15.5%	31.8%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2022 figures are presented in accordance to IAS 29, in December 2022 currency. 2021 figures are also presented in accordance to IAS 29, in December 2022 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

			Variation %
ASSETS	12-31-2022	12-31-2021	12-31-2021
Cash + Time deposits + market. Securit.	554,727	499,783	11.0%
Account receivables (net)	294,832	274,910	7.2%
Inventories	245,887	191,350	28.5%
Other current assets	66,283	24,943	165.7%
Total Current Assets	1,161,729	990,986	17.2%

Property, plant and equipment	1,888,340	1,677,828	12.5%
Depreciation	(1,090,118)	(961,449)	13.4%
Total Property, Plant, and Equipment	798,221	716,379	11.4%

Investment in related companies	92,345	91,489	0.9%
Goodwill	129,024	118,043	9.3%
Other long term assets	829,381	1,029,209	-19.4%
Total Other Assets	1,050,750	1,238,741	-15.2%

TOTAL ASSETS	3,010,701	2,946,107	2.2%

			Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	12-31-2022	12-31-2021	12-31-2021
Short term bank liabilities	689	27	2487.8%
Current portion of bonds payable	340,768	25,383	1242.5%
Other financial liabilities	25,845	22,353	15.6%
Trade accounts payable and notes payable	475,050	383,513	23.9%
Other liabilities	106,893	98,292	8.8%
Total Current Liabilities	949,245	529,567	79.2%

Long term bank liabilities	13,366	4,000	234.2%
Bonds payable	763,368	1,020,662	-25.2%
Other financial liabilities	128,068	16,387	681.5%
Other long term liabilities	273,251	274,077	-0.3%
Total Long Term Liabilities	1,178,053	1,315,126	-10.4%

Minority interest	28,143	25,270	11.4%

Stockholders' Equity	855,260	1,076,144	-20.5%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,010,701	2,946,107	2.2%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	12-31-2022	12-31-2021
Chile	70,395	57,245
Brazil	44,611	30,882
Argentina	37,757	31,723
Paraguay	20,912	22,102
Total	173,675	141,952

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, January 30, 2023